SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         )

SIGNATURE
EX-99.1 ANNOUNCEMENT DATED APRIL 16, 2003

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	an announcement dated April 16, 2003 and published in the newspapers in Hong Kong on April 17, 2003 announcing that the Registrant is in discussions with the other shareholders of its intention to acquire additional interests in its currently 81%-owned subsidiary, SJAI, who in turn holds a 50% equity interest in the joint venture formed with BMW for the production of passenger sedans in China. The Registrant also notes that the dispatch of the circular for the proposed acquisition, which would be a major and connected transaction, will be delayed until May 2, 2003.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

	By:	/s/ Xiaoan Wu

Name: Xiaoan Wu Title: Chairman
Date: April 17, 2003

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	an announcement dated April 16, 2003 and published in the newspapers in Hong Kong on April 17, 2003 announcing that the Registrant is in discussions with the other shareholders of its intention to acquire additional interests in its currently 81%-owned subsidiary, SJAI, who in turn holds a 50% equity interest in the joint venture formed with BMW for the production of passenger sedans in China. The Registrant also notes that the dispatch of the circular for the proposed acquisition, which would be a major and connected transaction, will be delayed until May 2, 2003.